UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3 to

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

ALTRUST FINANCIAL SERVICES, INC.

(Name of the Issuer)

Altrust Financial Services, Inc. J. Robin Cummings G. Whit Drake N. Jasper Estes Cecil Alan Walker Terry Neal Walker Timothy Dudley Walker Brian C. Witcher	Holly Pond Corp. Candice Nail Hooten Raymond O’Neal Lindsey Lionel James Powell Morris Steven Stanford Kenneth Howard Weldon John Edwin Whitley Debra Brown Goble
Altrust Financial Services, Inc. Savings & ESOP Trust

(Name of Person(s) Filing Statement)

Common Stock, par value $.01 per share

(Title of Class of Securities)

02209W104

(CUSIP Number of Class of Securities)

J. Robin Cummings

President and Chief Executive Officer

Altrust Financial Services, Inc.

811 2nd Avenue S.W.

Cullman, Alabama 35055-4222

(256) 737-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of Person(s) Filing Statement)

Copies to:

Ralph F. MacDonald, III, Esq.

Jones Day

1420 Peachtree Street, N.E.

Suite 1400

Atlanta, Georgia 30309

(404) 521-3939

This statement is filed in connection with (check the appropriate box):

☑	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transaction Valuation* $11,361,144	Amount of Filing Fee** $348

*	Calculated solely for purposes of determining the filing fee. The transaction value was determined based upon the sum of (a) the product of the per share merger consideration of $17.25 and 658,617 (which represents the total number of shares of the registrant’s common stock expected to be exchanged for the per share merger consideration at the effective time).

**	The filing fee, calculated in accordance with Exchange Act Rule 0-11(c)(1), was calculated by multiplying the Total Consideration by 0.0003070.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $348

Form or registration statement no.: Schedule 14A

Filing Party: Altrust Financial Services, Inc.

Date Filed: November 13, 2007

INTRODUCTION

This Rule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed by (1) Altrust Financial Services, Inc., an Alabama corporation (“Altrust” or the “Company”), the issuer of the common stock that is subject to the Rule 13e-3 transaction described herein, (2) Holly Pond Corp., an Alabama corporation and wholly owned subsidiary of Altrust that was formed solely to facilitate the reorganization (“Merger Sub”), (3) Altrust Financial Services, Inc. Savings & ESOP Trust, (4) J. Robin Cummings, (5) G. Whit Drake, (6) N. Jasper Estes, (7) Cecil Alan Walker, (8) Terry Neal Walker, (9) Timothy Dudley Walker, (10) Brian C. Witcher, (11) Debra Brown Goble, (12) Candice Nail Hooten, (13) Raymond O’Neal Lindsey, (14) Lionel James Powell, (15) Morris Steven Stanford, (16) Kenneth Howard Weldon, and (17) John Edwin Whitley (collectively, the “Filing Persons”), although each Filing Person expressly disclaims any obligation to file this Transaction Statement.

Pursuant to the Agreement and Plan of Reorganization, dated November 13, 2007, as amended by Amendment No. 1 dated as of January 8, 2008, by and between Altrust and Merger Sub (the “Agreement”), Merger Sub will merge with and into Altrust, with Altrust continuing as the surviving corporation (the “Reorganization”).

Each outstanding share of Altrust common stock held by shareholders who are not eligible to be S-corporation shareholders or who are not otherwise eligible pursuant to the Agreement will be exchanged for cash at a rate of $17.25 per share. Additionally, each outstanding share of Altrust common stock held by a shareholder (other than one of Altrust’s directors or executive officers) who is the record holder of 6,400 or fewer shares of Altrust common stock will be exchanged for cash at a rate of $17.25 per share. Each shareholder who is either the holder of more than 6,400 shares of Altrust common stock (directly or through a permitted aggregation) or one of Altrust’s directors or executive officers will remain a shareholder after the Reorganization, provided that the shareholder is eligible to be an S-corporation shareholder and is otherwise eligible pursuant to the Agreement.

Concurrently with the filing of this Transaction Statement, the Company is filing with the Securities and Exchange Commission a definitive proxy statement (the “Proxy Statement”) under Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to the special meeting of the shareholders of the Company at which the shareholders of the Company will consider and vote upon a proposal to approve the Agreement. The adoption of the Agreement requires the affirmative vote of the holders of two-thirds of the shares of Altrust common stock entitled to vote on the matter. Additionally, the Agreement requires the approval by a majority of votes entitled to be cast by unaffiliated shareholders in order to approve the Agreement.

The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each Item in this Transaction Statement are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Proxy Statement. All information contained in this Transaction Statement concerning any of the Filing Persons has been provided by such Filing Person and none of the Filing Persons, including the Company, takes responsibility for the accuracy of any information not supplied by such Filing Person.

The filing of this Transaction Statement shall not be construed as an admission by any of the Filing Persons or by any affiliate of a Filing Person, that Altrust is “controlled” by any other Filing Person.

Item 1. Summary Term Sheet

Regulation M-A Item 1001

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers about the Reorganization”

“Questions and Answers About the S-Corporation Election”

Item 2. Subject Company Information

Regulation M-A Item 1002

(a)	Name and Address. The Company’s name and the address and telephone number of its principal executive office are as follows:

Altrust Financial Services, Inc.

811 2nd Avenue S.W.

Cullman, Alabama 35055-4222

(256) 737-7000

(b)	Securities. The information set forth in the Proxy Statement under the following captions are incorporated herein by reference:

“Information Regarding Special Meeting of Shareholders — Number of Shares Outstanding”

“Special Factors — Effects of the Reorganization Plan on Altrust”

“Important Information About Altrust — Beneficial Ownership Of Altrust Common Stock”

(c)	Trading Market and Price. The information set forth in the Proxy Statement under the following captions are incorporated herein by reference:

“Important Information About Altrust — Market Price and Dividend Data”

“Risk Factors”

“Special Factors — Purpose of the Reorganization”

(d)	Dividends. The information set forth in the Proxy Statement under the following captions are incorporated herein by reference:

“Special Factors — Effects of the Reorganization Plan on Altrust—Dividends”

“Risk Factors”

“Special Factors — Federal Income Tax Consequences of the Reorganization Plan”

“Questions and Answers About the S-Corporation Election”

(e)	Prior Public Offerings. None.

(f)	Prior Stock Purchases. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors — Recent Transactions in Altrust Common Stock”

“Special Factors — Stock Purchases and Other Transactions Involving Altrust”

Item 3. Identity and Background of Filing Person(s)

Regulation M-A Item 1003

(a)	Name and Address. Filing Persons Altrust Financial Services, Inc. and Holly Pond Corporation are both corporations with principal executive offices located at:

811 2nd Avenue S.W.

Cullman, Alabama 35055-4222

(256) 737-7000

The business address and telephone number of each of the following Filing Persons: Altrust Financial Services, Inc. Savings & ESOP Trust, J. Robin Cummings (President, Chief Executive Officer and a director of both Altrust and its subsidiary, Peoples Bank of North Alabama (“Peoples Bank”)), G. Whit Drake (a director of both Altrust and Peoples Bank), N. Jasper Estes (a director and Secretary of both Altrust and Peoples Bank), Cecil Alan Walker (a director of both Altrust and Peoples Bank), Terry Neal Walker (a director of both Altrust and Peoples Bank), Timothy Dudley Walker (a director of both Altrust and Peoples Bank), Brian C. Witcher (a director of both Altrust and Peoples Bank), Debra Brown Goble (an Executive Vice President of Peoples Bank), Candice Nail Hooten (an Executive Vice President of Peoples Bank), Raymond O’Neal Lindsey (an Executive Vice President of Peoples Bank), Lionel James Powell (Chief Financial Officer and an Executive Vice President of Peoples Bank), Morris Steven Stanford (Executive Vice President-Commercial Lending of Peoples Bank), Kenneth Howard Weldon (an Executive Vice President of both Altrust and Peoples Bank), and John Edwin Whitley (an Executive Vice President of Peoples Bank), is:

811 2nd Avenue S.W.

Cullman, Alabama 35055-4222

(256) 737-7000

(b)	Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Information About Altrust”

Annex H — Information About Our Directors and Officers

(c)	Business and Background of Natural Persons. The information set forth in the Proxy Statement Annex H — Information About Our Directors and Officers is incorporated herein by reference.

Item 4. Terms of the Transaction

Regulation M-A Item 1004

(a)	Material Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers about the Meeting”

“Questions and Answers about the Reorganization”

“Questions and Answers about the Sub-S Election”

“The Reorganization Plan (Proposal No. 1)”

“Special Factors — Purpose of the Reorganization”

“Special Factors — Background; Reasons for the Reorganization”

“Special Factors — Recommendation of the Board of Directors; Fairness of the Reorganization Plan”

“Special Factors — Effects of the Reorganization Plan on Altrust”

“Dissenter’s Rights”

Annex A — Agreement and Plan of Merger

(c)	Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary”

“Special Factors — Interests of Our Directors and Executive Officers in the Reorganization”

“The Reorganization Plan (Proposal No. 1) — Cash Conversion”

(d)	Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Information Regarding Special Meeting of Shareholders — Dissenter’s Rights”

“Dissenter’s Rights”

Annex D (Article 13 of the Alabama Business Corporation Act)

(e)	Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors — Recommendation of the Board of Directors”

“Special Factors — Fairness of the Reorganization Plan — Procedural Fairness”

(f)	Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

Regulation M-A 1005

(a)	Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors — Background; Reasons for Reorganization”

“Special Factors — Interests of Our Directors and Executive Officers in the Reorganization”

“Special Factors — Stock Purchases and Other Transaction Involving Altrust”

(b)	Significant Corporate Events. The information set forth in the Proxy Statement under the caption “Special Factors — Interests of Our Directors and Executive Officers in the Merger” is incorporated herein by reference.

(c)	Negotiations or Contacts. The information set forth in the Proxy Statement under the caption “Special Factors — Interests of Our Directors and Executive Officers in the Merger” is incorporated herein by reference.

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the caption “Special Factors — Interests of Our Directors and Executive Officers in the Merger” is incorporated herein by reference.

Item 6. Purpose of the Transaction and Plans or Proposals

Regulation M-A Item 1006

(b)	Use of Securities Acquired. The information set forth in the Proxy Statement under the caption “The Reorganization Plan (Proposal No. 1) — Cash Conversion” is incorporated herein by reference.

(c)(1)-(8)	Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers About the S-Corporation Election”

“The Reorganization Plan (Proposal No. 1)”

“Special Factors — Purpose of the Reorganization”

“Special Factors — Background; Reasons for the Reorganization”

“Special Factors — Plans for Altrust after the Reorganization”

“Special Factors — Federal Income Tax Consequences of the Reorganization Plan”

“Special Factors — Effects of the Reorganization Plan on Altrust”

“Risk Factors”

“Important Information About Altrust — Pro Forma Effect of the Reorganization Plan”

Annex A — Agreement and Plan of Reorganization

Item 7. Purposes, Alternatives, Reasons and Effects

Regulation M-A Item 1013

(a)	Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary”

“Special Factors — Purpose of the Reorganization Plan”

“Special Factors — Background; Reasons for Reorganization”

“Special Factors — Recommendation of the Board of Directors; Fairness of the Reorganization Plan”

“Special Factors — Plans for Altrust after the Reorganization”

(b)	Alternatives. The information set forth in the Proxy Statement under the caption “Special Factors — Alternatives Considered by the Board of Directors” is incorporated herein by reference.

(c)	Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary”

“Special Factors — Purpose of the Reorganization Plan”

“Special Factors — Background; Reasons for Reorganization”

“Special Factors — Recommendation of the Board of Directors; Fairness of the Reorganization Plan”

“Special Factors — Alternatives Considered by the Board of Directors”

“Special Factors — Plans for Altrust after the Reorganization”

(d)	Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary”

“Special Factors — Effects of the Reorganization Plan on Altrust”

“Special Factors — Federal Income Tax Consequences for the Reorganization Plan”

“The Reorganization Plan (Proposal No. 1)”

Annex A — Agreement and Plan of Reorganization

Item 8. Fairness of the Transaction

Regulation M-A 1014

(a)	Fairness. The information set forth in the Proxy Statement under the captions “Recommendation of the Board of Directors; Fairness of the Reorganization Plan” and “Directors’, Executive Officers’, the Altrust ESOP’s and Holly Pond’s Determination of Fairness of the Reorganization” is incorporated herein by reference.

(b)	Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors — The The FTN Opinion”

“Special Factors — The FIG Opinion”

“Special Factors — The Mercer Opinion”

“Special Factors — Recommendation of the Board of Directors; Fairness of the Reorganization Plan”

“Special Factors — Directors’, Executive Officers’, the Altrust ESOP’s and Holly Pond’s Determination of Fairness of the Reorganization”

(c)	Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Meeting”

“Information Regarding Special Meeting of Shareholders — Requirements for Shareholder Approval”

“The Reorganization Plan (Proposal No. 1)”

“Recommendation of the Board of Directors; Fairness of the Reorganization Plan”

Annex A — Agreement and Plan of Reorganization

(d)	Unaffiliated Representative. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Recommendation of the Board of Directors; Fairness of the Reorganization Plan”

(e)	Approval of Directors. The information set forth in the Proxy Statement under the caption “Recommendation of the Board of Directors; Fairness of the Reorganization Plan” is incorporated herein by reference.

(f)	Other Offers. None.

Item 9. Reports, Opinions, Appraisals and Certain Negotiations

Regulation M-A Item 1015

(a)	Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors — The The FTN Opinion”

“Special Factors — The FIG Opinion”

“Special Factors — The Mercer Opinion”

(b)	Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors — The The FTN Opinion”

“Special Factors — The FIG Opinion”

“Special Factors — The Mercer Opinion”

(c)	Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Altrust during its regular business hours by any interested holder of the Altrust’s common stock.

Item 10. Source and Amounts of Funds or Other Consideration

Regulation M-A Item 1007

(a)	Source of Funds. The information set forth in the Proxy Statement under the caption “Special Factors — Sources of Funds and Expenses” is incorporated herein by reference.

(b)	Conditions. The information set forth in the Proxy Statement under the caption “Special Factors — Sources of Funds and Expenses” is incorporated herein by reference

(c)	Expenses. The information set forth in the Proxy Statement under the caption “Special Factors — Sources of Funds and Expenses” is incorporated herein by reference

(d)	Borrowed Funds. Not applicable.

Item 11. Interest in Securities of the Subject Company

Regulation M-A Item 1008

(a)	Securities Ownership. The information set forth in the Proxy Statement under the caption “Important Information About Altrust — Beneficial Ownership of Altrust Common Stock” is incorporated herein by reference.

(b)	Securities Transactions. The information set forth in the Proxy Statement under the caption “Special Factors — Recent Transactions in Altrust Common Stock” is incorporated herein by reference.

Item 12. The Solicitation or Recommendation

Regulation M-A Item 1012

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors — Directors’, Executive Officers’, the Altrust ESOP’s and Holly Pond’s Determination of Fairness of the Reorganization”

“Questions and Answers About the Meeting”

“Information Regarding Special Meeting of Shareholders — Requirements for Shareholder Approval”

“The Reorganization Plan (Proposal No. 1)”

Annex A — Agreement and Plan of Reorganization

(e)	Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors — Recommendation of the Board of Directors; Fairness of the Reorganization Plan”

“Special Factors — Directors’, Executive Officers’, the Altrust ESOP’s and Holly Pond’s Determination of Fairness of the Reorganization”

Item 13. Financial Information

Regulation M-A Item 1010

(a)	Financial Statements. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Information About Altrust — Selected Historical Financial Information”

“Important Information About Altrust — Ratio of Earnings to Fixed Charges”

“Important Information About Altrust — Projected Financial Information”

“Important Information About Altrust — Book Value Per Share”

“Where You Can Find More Information”

(b)	Pro Forma Information. The information set forth in the Proxy Statement under the caption “Important Information About Altrust — Pro Forma Effect of the Reorganization Plan” is incorporated herein by reference.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

Regulation M-A Item 1009

(a)	Solicitations or Recommendations. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Information Regarding Special Meeting of Shareholders — Solicitation of Proxies”

“Questions and Answers about the Meeting”

“Special Factors — Background of the Merger; Reasons for the Reorganization”

“Special Factors — Recommendation of the Board of Directors; Fairness of the Reorganization Plan”

“Special Factors — Interests of Our Directors and Executive Officers in the Reorganization”

“Special Factors — Sources of Funds and Expenses”

(b)	Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Information Regarding Special Meeting of Shareholders — Solicitation of Proxies”

“Questions and Answers about the Meeting”

“Special Factors — Background of the Merger; Reasons for the Reorganization”

“Special Factors — Recommendation of the Board of Directors; Fairness of the Reorganization Plan”

“Special Factors — Interests of Our Directors and Executive Officers in the Reorganization”

“Special Factors — Sources of Funds and Expenses”

Item 15. Additional Information

Regulation M-A Item 1011

(b)	Other Material Information. The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16. Exhibits

Regulation M-A Item 1016

Exhibit No.	Description

(a)(1)	Definitive Proxy Statement of Altrust Financial Services, Inc. (incorporated by reference to the Definitive Proxy Statement Altrust Financial Services, Inc. filed with the Securities and Exchange Commission (the “SEC”) on January 16, 2008.

(c)(1)	Opinion of FTN Midwest Securities Corp. to Altrust’s Board of Directors, dated October 16, 2007 (included as Annex E of the Definitive Proxy Statement filed herewith as Exhibit (a)(1)).

(c)(2)	Opinion of FIG Partners, LLC to Altrust’s Board of Directors, dated October 17, 2007 (included as Annex F of the Definitive Proxy Statement filed herewith as Exhibit (a)(1)).

(c)(3)	Opinion of Mercer Capital Management, Inc. to Altrust’s Board of Directors, dated October 22, 2007 (included as Annex G of the Definitive Proxy Statement filed herewith as Exhibit (a)(1)).

(c)(4)	Materials of FTN Midwest Securities Corp. presented to Altrust’s Board of Directors.*

(c)(5)	Materials of FIG Partners, LLC presented to Altrust’s Board of Directors.*

(c)(6)	Materials of Mercer Capital Management, Inc. presented to Altrust’s Board of Directors.*

(d)(1)	Agreement and Plan of Reorganization, dated as of November 13, 2007, by and between Altrust Financial Services, Inc., and Holly Pond Corp. (included as Annex A of the Definitive Proxy Statement filed herewith as Exhibit (a)(1)).

(d)(2)	Amendment No. 1 to Agreement and Plan of Reorganization, dated as of January 8, 2008, by and between Altrust Financial Services, Inc. and Holly Pond Corp. (included as Annex A of the Definitive Proxy Statement filed herewith as Exhibit (a)(1)).

(f)	Article 13 of the Alabama Business Corporation Act (included as Annex D of the Definitive Proxy Statement filed herewith as Exhibit (a)(1)).

* Previously filed on November 13, 2007.

SIGNATURE

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated January 16, 2008

ALTRUST FINANCIAL SERVICES, INC.

By:	/s/ J. Robin Cummings
Name:	J. Robin Cummings
Title:	President and Chief Executive Officer

HOLLY POND CORPORATION

By:	/s/ J. Robin Cummings
Name:	J. Robin Cummings
Title:	President and Chief Executive Officer

ALTRUST FINANCIAL SERVICES, INC. SAVINGS & ESOP TRUST

By:	/s/ J. Robin Cummings
Name:	J. Robin Cummings
Title:	Trustee

By:	/s/ Brian C. Witcher
Name:	Brian C. Witcher
Title:	Trustee

By:	/s/ Kenneth Howard Weldon
Name:	Kenneth Howard Weldon
Title:	Trustee

J. ROBIN CUMMINGS

/s/ J. Robin Cummings
J. Robin Cummings

G. WHIT DRAKE

/s/ G. Whit Drake
G. Whit Drake

N. JASPER ESTES

/s/ N. Jasper Estes
N. Jasper Estes

CECIL ALAN WALKER

/s/ Cecil Alan Walker
Cecil Alan Walker

TERRY NEAL WALKER

/s/ Terry Neal Walker
Terry Neal Walker

TIMOTHY DUDLEY WALKER

/s/ Timothy Dudley Walker
Timothy Dudley Walker

BRIAN C. WITCHER

/s/ Brian C. Witcher
Brian C. Witcher

DEBRA BROWN GOBLE

/s/ Debra Brown Goble
Debra Brown Goble

CANDICE NAIL HOOTEN

/s/ Candice Nail Hooten
Candice Nail Hooten

RAYMOND O’NEAL LINDSEY

/s/ Raymond O’Neal Lindsey
Raymond O’Neal Lindsey

LIONEL JAMES POWELL

/s/ Lionel James Powell
Lionel James Powell

MORRIS STEVEN STANFORD

/s/ Morris Steven Stanford
Morris Steven Stanford

KENNETH HOWARD WELDON

/s/ Kenneth Howard Weldon
Kenneth Howard Weldon

JOHN EDWIN WHITLEY

/s/ John Edwin Whitley
John Edwin Whitley

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)	Definitive Proxy Statement of Altrust Financial Services, Inc. (incorporated by reference to the Definitive Proxy Statement Altrust Financial Services, Inc. filed with the Securities and Exchange Commission (the “SEC”) on January 16, 2008.

(c)(1)	Opinion of FTN Midwest Securities Corp. to Altrust’s Board of Directors, dated October 16, 2007 (included as Annex E of the Definitive Proxy Statement filed herewith as Exhibit (a)(1)).

(c)(2)	Opinion of FIG Partners, LLC to Altrust’s Board of Directors, dated October 17, 2007 (included as Annex F of the Definitive Proxy Statement filed herewith as Exhibit (a)(1)).

(c)(3)	Opinion of Mercer Capital Management, Inc. to Altrust’s Board of Directors, dated October 22, 2007 (included as Annex G of the Definitive Proxy Statement filed herewith as Exhibit (a)(1)).

(c)(4)	Materials of FTN Midwest Securities Corp. presented to Altrust’s Board of Directors.*

(c)(5)	Materials of FIG Partners, LLC presented to Altrust’s Board of Directors.*

(c)(6)	Materials of Mercer Capital Management, Inc. presented to Altrust’s Board of Directors.*

(d)(1)	Agreement and Plan of Reorganization, dated as of November 13, 2007, by and between Altrust Financial Services, Inc., and Holly Pond Corporation (included as Annex A of the Definitive Proxy Statement filed herewith as Exhibit (a)(1)).

(d)(2)	Amendment No. 1 to Agreement and Plan of Reorganization, dated as of January 8, 2008, by and between Altrust Financial Services, Inc. and Holly Pond Corp. (included as Annex A of the Definitive Proxy Statement filed herewith as Exhibit (a)(1)).

(f)	Article 13 of the Alabama Business Corporation Act (included as Annex D of the Definitive Proxy Statement filed herewith as Exhibit (a)(1)).

* Previously filed on November 13, 2007.